CONTINENTAL HERITAGE CORPORATION
                               1020 Macon Street
                            Fort Worth, Texas 76102
                           Commission File No: 0-7633

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                         INFORMATION STATEMENT PURSUANT
                  TO SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

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             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

   This Information Statement (the "Information Statement") is being mailed on or about November 25, 1998, to the holders of record on November 20, 1998, of the shares of the common stock, par value $ .10 (the "Common Stock") of Continental Heritage Corporation (the "Company"). It is being furnished in connection with the election of certain designees of the shareholders of Encore International, Inc. ("Encore"), an Oklahoma corporation, to the Board of Directors of the Company (the "Designees").

   Pursuant to the Stock Exchange Agreement (the "Agreement") between the Company and the holders of all of the outstanding shares of capital stock of Encore, the Company will acquire all of the outstanding Common Stock of Encore in exchange for an initial issue of 5,500,000 shares of the Company's Common Stock (the "Transaction"). The Agreement additionally provides for the issuance of an additional 2,000,000 shares of Common Stock as follows: (i) 1,000,000 shares to be issued if the consolidated net revenues of the Company are at least $8,000,000 for the twelve month period commencing March 1, 1999; and (ii) 1,000,000 shares if the consolidated net revenues of the Company are at least $15,000,000 (on a non- cumulative basis) for the twelve month period commencing March 1, 2000.

   Encore is a recently organized company which was established to conduct a business of distributing health related products through a network of independent distributors. Following completion of the Transaction, Encore will be merged with a Nevada corporation and its name will be changed to VisionQuest Worldwide, Inc. It will operate from headquarters in Las Vegas, Nevada. Encore's business plan provides for the development of a complete line of nutri- ceutical and homeopathic products. These products will be marketed through a national network of distributors.

   The election of the Designees is a condition, among others, of the Transaction. Effective as of the date of closing of the Transaction, which is expected to occur on November 27, 1998, the current officers and directors of the Company will resign as officers and directors and will cause the Designees to be elected as directors as of the time of the closing.

   Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Transaction will be consummated on November 27, 1998. See "Certain Relationships and Related Transactions" for a more complete description of the Transaction.

   No action is required by the shareholders of the Company in connection with the election or appointment of the Designees to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

   The current principal executive office of the Company is located at 1020 Macon Street, Fort Worth, Texas 76102. Upon completion of the Transaction, the principal office of the Company will be located at 2140 America's Cup Circle, Las Vegas, Nevada 89117.

                                  COMMON STOCK

   The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote. As of November 13, 1998, there were 1,373,860 shares of Common Stock outstanding. Upon consummation of the Transaction, there will be 6,873,860 shares of Common Stock outstanding.

                  RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEES

   The Board of Directors of the Company currently consists of two members. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. The Agreement provides that, at the time of the closing of the Transaction, the current directors of the Company will resign as directors and cause the Designees to be elected as directors as of the time of the closing. The Company intends to comply with this provision and appoint the three Designees to the Board of the Company. Such Designees shall replace the two current directors of the Company.

   The shareholders of Encore have informed the Company that each of the Designees listed below has consented to act as a director.

   It is expected that the Designees may assume office at any time following the consummation of the Transaction, but not less than ten (10) days subsequent to the date that the Company shall file this Information Statement with the Securities and Exchange Commission and shall transmit this Information Statement to holders of record of the securities of the Company who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designees will thereafter constitute a majority of the Board.

                                   DESIGNEES

 The following table sets forth the name, present principal occupation or employment, five-year employment history and certain other information concerning the Designees:

Robert Bray Age 49. Mr. Bray will serve as a director of the Company. He is currently Secretary of Encore and will hold a similar position at the Company. He has served as President of Covenant Brothers, a retail clothing company, from January 1982 to the present and has also been employed as an Executive Distributor for NuSkin International, a retailer of nutritional products, from April 1993 to the present.

Steve Gould Age 38. Mr. Gould will serve as a director of the Company. He is currently President and Chief Executive Officer of Encore and will hold similar positions at the Company. From December 1991 to July 1998, he was President and Chief Executive Officer of Equinox International, a marketing company selling a wide variety of health related products.

Lee Kaplan Age 46. Mr. Kaplan will serve as Chairman of the Board of Directors, Vice President and a director of the Company. He currently holds such positions at Encore. For the past 20 years, Mr. Kaplan has been self-employed as a marketing consultant.


            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

   Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers is set forth below.

Name                   Age         Position

Walter G. Cook        71           President, Chief Executive and Financial
                                   Officer and Director

Peggy Janes           49           Secretary-Treasurer and Director

   Walter G. Cook has been President of the Company since 1989 and a Director and officer of the Company since 1975. Mr. Cook has been a practicing attorney in Fort Worth, Texas since 1952.

   Peggy Janes has been Secretary-Treasurer of the company since March 1, 1989 and a director since September 1984. Ms. Janes has been employed by Walter G. Cook as an administrative assistant for more than 23 years.


               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

   The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the year ended October 31, 1998, the Board of Directors held no meetings and acted by written consent three times.. Each director participated in all of the actions of the Board.

   Directors who are full-time employees of the Company receive no additional compensation for services as Directors. There are currently no Directors who
are full-time employees of the Company.   The Company has been advised that
each of the Designees will be full-time employees of the Company.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

   No compensation has been paid or accrued for the benefit of any executive officer or directors of the Company during the fiscal year ended October 31, 1998.

   The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers and directors.

   Encore and Steve Gould have entered into a five-year employment agreement commencing October 15, 1998, which provides that Mr. Gould shall receive an initial salary of $200,000 annually with a guaranteed annual increase of not less than 10% and 1% of the gross sales revenue as computed on a monthly basis.

   Robert Bray or Lee Kaplan, the other two Designees, have not as yet entered into any employment arrangements with the Company.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

   The following tables set forth the number of shares, based on information obtained from the persons name below, of (I) the Common Stock of the Company beneficially owned as of October 31, 1998 by (i) owners of more than 5% of the Company's Common Stock, (ii) each director of the Company and (iii) all officers and directors of the Company as a Group and (II) the Common Stock of the Company to be beneficially owned as of the date of closing of the Transaction by (i) owners of more than 5% of the Company's Common Stock (ii) each director of the Company and (iii) all officers and directors of the Company as a Group:


I.   Prior to Closing of the Transaction:

Name and Address (1)    Number of Shares       Percentage Owned (3)
                        Owned(2)

Walter G. Cook          541,978(4)             39.5%
Nancy M. Cook           541,978(5)             39.5%
Peggy Janes              21,750                 1.5%
All officers and
directors as a Group
(3 persons)             563,728                41.01%

(1) The address of each of the persons listed above is care of the Company.

(2) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(3) Based upon 1,373,860 shares of Common Stock outstanding as of September 30, 1998.

(4) Includes 305,239 shares of Common Stock owned by Nancy Cook, Walter G. Cook's wife. Mr. Cook disclaims any beneficial ownership of the shares owned by his wife.

(5) Includes 235,739 shares of Common Stock owned by Walter G. Cook. Nancy Cook disclaims beneficial ownership of the shares held by her husband, Walter
G. Cook.

II. Subsequent to Closing of the Transaction


Name and Address (1)      Number of Shares     Percentage Owned (3)
                          Owned(2)

Steve Gould(4)            2,090,382            30.4%
Lee Kaplan                2,090,382            30.4%
Robert Bray                 550,000             8.0%
Walter G. Cook              541,978(5)          7.9%
Nancy M. Cook               541,978(6)          7.9%
All officers and
directors as a Group
(3 persons)               4,730,764            68.8%

(1) The address of each of the persons listed above is care of the Company.

(2) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(3) Based upon 6,873,860 shares of Common Stock outstanding as of the consummation of the Transaction.

(4) Owned of record by Fat Cat, LLC, of which Steve Gould is the owner of all of its equity. In connection with Mr. Gould entering into the Employment Agreement with Encore described above, Mr. Kaplan sold to Mr. Gould 50% of his holdings of the Common Stock of Encore (the "Shares") at a purchase price equal to the price Mr. Kaplan paid to purchase the Shares. In the event of a material breach by Mr. Gould of his Employment Agreement with Encore before October 15, 1999, Mr. Gould has agreed that he will sell and Mr. Kaplan will be required to repurchase all of the Shares (represented by Continental stock after the completion of the Transaction) from Mr. Gould for the price paid for
the Shares.   See "Compensation of Directors and Executive Officers" for a
description of the Employment Agreement.

(5) Includes 305,239 shares of Common Stock owned by Nancy Cook, Walter G. Cook's wife. Mr. Cook disclaims any beneficial ownership of the shares owned by his wife.

(6) Includes 235,739 shares of Common Stock owned by Walter G. Cook. Nancy Cook disclaims beneficial ownership of the shares held by her husband, Walter
G. Cook.


               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

   Based solely on the Company's review of forms furnished to the Company, the Company believes that the Company's executive officers, directors and more than 10% shareholders complied with all filing requirements applicable to them.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Since November 1, 1994, no director or executive officer of the Company, any nominee to election as a director, or any person know to the Company to own of record or beneficially more than 5% of the Company's Common Stock or any member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries, was or is to be a party, in which the amount involved exceeds $60,000, except as follows:

   As of November 1, 1994, the Company was indebted to Walter G. Cook and a corporation owned by him in the amount of $678,083 representing an aggregate of unpaid principal and interest on loans made by Mr. Cook since he became the principal shareholder of the Company in 1975. Such loans bore interest at rates of 8-10% per annum. During the three year period ended October 31, 1997, as a result of additional loans made by Mr. Cook to the Company and accrued interest, $778,001 of principal and interest was owed to Mr. Cook and the aforesaid corporation as of October 31, 1997 (the "Cook Loans"). The debt of $778,001 bears interest at the rate of 12% per annum. On October 14, 1998, the Company paid down the Cook Loans by $150,000.

   As of September 3, 1998, the execution of a Letter of Intent dated August 27, 1998 among the Company, Walter G. Cook, its principal shareholder and President, Encore International, Inc., a privately held company located in Oklahoma City, Oklahoma, and Lee Kaplan, Encore's then principal stockholder, was completed. Under the terms of the Letter of Intent, it is proposed that the Company acquire all of the outstanding Common Stock of Encore in exchange initially for 5,500,00 shares of the Company's Common Stock with an additional 2,000,000 issuable to the shareholders of Encore as follows: 1,000,000 shares will be issued if the sales of the Company, on a consolidated basis, for the twelve month period commencing March 1, 1999, equal or exceed $8,000,000 and, in the event that for the twelve month period commencing March 1, 2000, sales on a consolidated but non-cumulative basis equal or exceed $15,000,000, an additional 1,000,000 shares will be issued.

   Under the terms of the August 27, 1998 Letter of Intent, at or prior to the Transaction, the two properties owned by the Company, consisting of an office building in Hurst, Texas and 65 undeveloped acres of realty in Forrest Hill, Texas, certain assets related to the Hurst office building and a $3,000 note payable to the Company will be transferred to Walter G. Cook in satisfaction of the Cook Loans. The satisfaction of the Cook Loans upon the terms set forth in the preceding sentence took place on November 20, 1998. In connection therewith, Mr. Cook assumed payment of a $150,000 mortgage loan on the two properties.


Dated:  November 25, 1998.

                            CONTINENTAL HERITAGE CORPORATION

                            /s/ Walter G. Cook

                            Walter G. Cook, President and Chairman of
                            The Board of Directors